Exhibit 99.1

Clearmind Medicine’s CMND-100 Meets Primary Endpoint in FDA-Approved Phase I/IIa Clinical Trial for Alcohol Use Disorder

Vancouver, Canada, April 14, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on the discovery and development of novel, non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve major under-treated health problems, today announced that CMND-100, the Company’s proprietary non-hallucinogenic MEAI-based oral drug candidate, for the treatment of Alcohol Use Disorder (AUD) has met the primary endpoint in its FDA-approved Phase I/IIa clinical trial.

Results from the third cohort of the trial indicated a high safety profile for CMND-100, even at the higher dosage administered to date. The data demonstrated that the drug candidate was well tolerated, with no serious adverse events reported in the third cohort and continued favorable overall tolerability, consistent with the safety outcomes observed in prior cohorts.

The Phase I/IIa clinical trial is a multinational, multicenter study designed to evaluate the safety, tolerability, pharmacokinetics, and preliminary efficacy of CMND-100 in patients with moderate to severe AUD. Meeting the primary safety and tolerability endpoint in this dose-escalation stage, including at the higher dosage in the third cohort, supports continued advancement of CMND-100 as a potential novel, non-hallucinogenic treatment option for AUD.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations

invest@clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the timing and progress of its clinical trials. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.